PE 1/28/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
JAN 28 2015
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE





15005305

January 28, 2015

Act: 1934
Section:
Rule: 14a-8 (D)
Public
Availability: 1-28-15

J. Eric Johnson
Marathon Oil Corporation
ejohnson@lockelord.com

Re: Marathon Oil Corporation

Dear Mr. Johnson:

This is in regard to your letter received on January 28, 2015 concerning the shareholder proposal submitted by the New York State Common Retirement Fund for inclusion in Marathon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Marathon therefore withdraws its December 17, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Patrick Doherty
State of New York
Office of the State Comptroller
pdoherty@osc.state.ny.us

Locke
Lord LLP
Attorneys & Counselors

2800 JPMorgan Chase Tower, 600 Travis
Houston, TX 77002
Telephone: 713-226-1200
Fax: 713-223-3717
www.lockelord.com

J. Eric Johnson
Direct Telephone: 713-226-1249
Direct Fax: 713-229-2642
ejohnson@lockelord.com

January 28, 2014

VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Marathon Oil Corporation
Withdrawal of no-action request related to shareholder proposal of the New York State Common Retirement Fund (the "Fund") pursuant to Rule 14a-8 regarding corporate lobbying

Ladies and Gentlemen:

We are writing on behalf of our client, Marathon Oil Corporation (the "Company"), to inform the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission that the Fund has withdrawn its proposal. A copy of the Fund's signed letter of withdrawal is attached hereto as Exhibit A. The Company hereby withdraws its pending no-action request.

Please contact the undersigned at 713-226-1249 with any questions.

Regards,

Locke Lord LLP



J. Eric Johnson

Enclosure

HOU:0026555/00006:1772944v1

Exhibit A

Letter of Withdrawal

See attached.

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

January 27, 2015

Mr. Brian Bowen
Senior Attorney
Marathon Oil Company
5555 San Felipe Street
Houston, Texas 77056

Dear Mr. Bowen:

On the basis of the commitments contained in our recent correspondence regarding the adoption of new company policies on lobbying and political spending disclosure, I hereby withdraw the resolution filed with your company by the Office of the State Comptroller on behalf of the New York State Common Retirement Fund.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures



2800 JPMorgan Chase Tower, 600 Travis
Houston, TX 77002
Telephone: 713-226-1200
Fax: 713-223-3717
www.lockelord.com

J. Eric Johnson
Direct Telephone: 713-226-1249
Direct Fax: 713-229-2642
ejohnson@lockelord.com

December 17, 2014

VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Marathon Oil Corporation
Shareholder Proposal of the New York State Common Retirement Fund (the "Fund") pursuant to Rule 14a-8 regarding corporate lobbying

Ladies and Gentlemen:

We are writing on behalf of our client, Marathon Oil Corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(i)(10), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") the shareholder proposal and the statements in support thereof (the "Proposal") submitted by the Fund (the "Proponent"). A copy of the Proposal is attached hereto as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proposal may be properly excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address noted above (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name, telephone number and email address both in this letter and the cover email accompanying this letter. We are simultaneously forwarding a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from the 2015 Proxy Materials.

The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") authorize the preparation of a report, to be posted on the Company's website and updated annually, disclosing the following:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by the Company used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Company membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in numbers 2 and 3 above.

For purposes of the Proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Marathon Oil is a member. For purposes of the Proposal, both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The full text of the Proponent's Proposal is set forth in Exhibit A.

Basis for Exclusion

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal and, in accordance with the authorization of the Board, will prepare and post on its website a lobbying report that addresses each of the four matters listed in the Proposal.

Background

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release.

Applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether (the company's) particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Thus, when a company can demonstrate that it has already taken actions to address each element of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n. 30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareowners to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareowners to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006).

Analysis

In connection with reviewing the Proposal, the Board has reevaluated the Company's historical disclosure practices regarding its political contributions and lobbying activities and has authorized the Company to prepare and post on its website a lobbying report (the "Lobbying Report"). The first Lobbying Report will cover fiscal year 2014 and will be posted on the Company's website at www.marathonoil.com in the second quarter of 2015. The Lobbying Report will be disclosed as part of the Company's Corporate Social Responsibility Report, updated annually and cover the Company's lobbying activities at the local, state and federal levels.

As detailed below, the Lobbying Report authorized by the Board substantially implements the Proposal, specifically addressing each of the four items set forth therein. The Lobbying Report will specifically address the Proposal's underlying concerns and essential objective, which is to provide shareholders with disclosure of the Company's lobbying practices so that shareholders may properly assess whether or not such practices are consistent with the Company's stated goals and objectives, in the best interests of such shareholders, and focused on long-term value.

First, the Proposal requests that the report disclose "[c]ompany policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications." The Lobbying Report will include specific disclosure regarding the Company's policy and procedures regarding lobbying, direct and indirect, and grassroots lobbying communications. The Lobbying Report will discuss the policy rationale for the Company's participation in the regulatory and legislative process and the procedures related to such participation, including, among other things, approval requirements for financial contributions.

Second, the Proposal requests that the report disclose "[p]ayments by the Company used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient." Subject to an appropriate materiality threshold, the Lobbying Report will include itemized disclosure of the amount of the payments made by the Company, and the recipients thereof, for direct or indirect lobbying or grassroots lobbying communications. The Company has determined that $50,000 is an appropriate disclosure threshold. Individual payment amounts below this threshold would not provide shareholders with meaningful information to assess whether or not the Company's overall lobbying practices are consistent with the Company's stated goals and long-term interests. In this regard, the Staff has concurred that a Company's particular policies, practices and procedures can still compare favorably with guidelines of the proposal if such policies, practices, and procedures include the application of a materiality threshold. *See General Electric Company* (avail. February 24, 2011) (concurring with the exclusion of a proposal where the company practice with respect to reviewing certain lobbying and/or political expenditures was subject to a materiality threshold).

Third, the Proposal requests that the report disclose "[c]ompany membership in and payments to any tax-exempt organization that writes and endorses model legislation." Subject to an appropriate materiality threshold, the Lobbying Report will identify the Company's membership in and "lobbying-related" payments to tax-exempt organizations that write and endorse model legislation. Rather than disclose the total payment made to any such tax-exempt organization, the Lobbying Report will disclose the portion of the total payment that is lobbying-related. By disclosing only the lobbying-related portion of any such payment, shareholders will be in a better position to assess the Company's lobbying practices because each organization uses its funds differently (e.g., some organizations may focus primarily on networking and continuing education with little emphasis on legislation). The lobbying-related portion of any payment is the amount that would not be deductible by the Company under Section 162(e) of the Internal Revenue Code if the Company had directly incurred such expenses. This portion can be reasonably estimated based on information made available from the organization. If the lobbying-related portion of any payment exceeds $50,000, the recipient organization and the lobbying-related amount will be disclosed in the Lobbying Report. As noted above, individual amounts below this threshold would not provide shareholders with meaningful information to assess whether or not the Company's overall lobbying practices are consistent with the Company's stated goals and long-term interests. *See General Electric Company* (avail. February 24, 2011).

Fourth, the Proposal requests that the report disclose a "[d]escription of the decision making process and oversight by management and the Board for making [the] payments described" above. The Lobbying Report will include specific disclosure regarding the Company's decision making process for lobbying payments described in the Proposal and management and Board oversight over this process, including the role of the Board's Health,

Environmental, Safety and Corporate Responsibility Committee in monitoring the Company's lobbying expenditures and policies.

In summary, each component of the Proposal is addressed in the Lobbying Report, which the Board has authorized and directed management to prepare, update annually and make available on the Company's website as requested by the Proponent. Accordingly, the Proposal has been substantially implemented by the Company and may be excluded from the Company's 2015 Proxy Materials.

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

In the event the Staff disagrees with any conclusion expressed herein, or should need any additional supporting information or further explanation of the Company's position regarding exclusion of the Proposal, please contact the undersigned at 713-226-1249.

Regards,

Locke Lord LLP



J. Eric Johnson

Enclosure

cc: Elisa D. Watts (Marathon Oil Corporation)
Patrick Doherty (Office of the Comptroller of the State of New York)

Exhibit A

The Proposal

See attached.

THOMAS P. DINAPOLI
STATE COMPTROLLER



DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 10, 2014

Ms. Sylvia Kerrigan
Executive Vice President, General Counsel,
and Corporate Secretary
Marathon Oil Corporation
Corporate Headquarters
5555 San Felipe St.
Houston, TX 77056-2723

Dear Ms.Kerrigan:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Marathon Oil Corporation shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Marathon Oil Corporation board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Marathon Oil Corporation ("Marathon Oil") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Marathon Oil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Marathon Oil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Marathon Oil is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Marathon Oil is listed as a member of the American Petroleum Institute ("API"). In 2012 and 2013, API spent $16.61 million on lobbying. Marathon Oil does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Absent a system of accountability, company assets could be used for objectives contrary to Marathon Oil's long-term interests.

Marathon Oil spent $4.91 million in 2012 and 2013 on direct federal lobbying activities (opensecrets.org). These figures do not include lobbying expenditures to influence legislation in states, where Marathon Oil also lobbies. And Marathon Oil does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as Marathon Oil's service on the Energy, Environment and Agriculture Task Force of the American Legislative Exchange Council (ALEC). At least 90 companies have publicly left ALEC, including ConocoPhillips, Entergy, and Occidental Petroleum

We urge support for this proposal.

J.P.Morgan

Daniel F. Murphy

Vice President
CIB Client Service Americas

November 10, 2014

Ms. Sylvia J. Kerrigan
Executive Vice President, General Council and Secretary
Marathon Oil Corp.
Corporate Headquarters
5555 San Felipe Street
Houston, TX 77056-2723

Dear Ms. Kerrigan:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Marathon Oil Corp. continuously for at least one year as of and including November 10, 2014.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 1,899,662 shares of common stock as of November 10, 2014 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Daniel F. Murphy

cc: Patrick Doherty – NSYCRF
Eric Shostal - NYSCRF